McKercher McKercher & Whitmore

BARRISTERS AND SOLICITORS

02028762

02 MAY -1 AM 5:38

April 30, 2002

82-3899

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Finance
450 - 5th Street N.W., Mail Stop 3-7
Washington, DC 20549

Dear Sir/Madam:

SUPPL

RE: International Road Dynamics Inc.

Please find enclosed the following documentation in respect of the above-referenced corporation which have also been filed with the required securities regulators in Canada:

1. First Quarter Report for the Company for the period ended February 28, 2002;

2. Confirmation of mailing interim financial statements; and

3. BC Form 5-901F.

If you require any additional information or clarification, please contact Mike T. Petrescue of this office.

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

Yours truly,

McKERCHER McKERCHER & WHITMORE

Per:
Mike T. Petrescue
MTP/cck

dw 5/21

Enclosures: As Listed Above

INTERNATIONAL ROAD DYNAMICS INC.

Balance Sheet

February 28, 2002, with comparative figures for November 30, 2001

"Unaudited"

	February 28 2002	November 30 2001
Assets		
Current assets:		
Cash	$ 960,750	$ 395,657
Accounts receivable	12,355,823	12,376,268
Inventory	1,906,541	1,682,386
Investment tax credits recoverable	2,229,000	2,114,000
Prepaid expenses and deposits	226,971	263,882
	17,679,085	16,832,193
Deferred project costs	411,854	458,766
Capital assets	2,547,437	2,424,623
Intangible assets	399,732	417,732
	$ 21,038,108	$ 20,133,314
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term loans	$ 3,026,891	$ 2,304,602
Accounts payable and accrued liabilities	2,114,576	2,608,315
Deferred revenue	497,000	497,000
Future income taxes	2,394,500	2,129,500
Current portion of long-term debt	210,000	200,000
	8,242,967	7,739,417
Long-term debt - net	476,830	539,629
Deferred revenue	536,350	577,886
Future income taxes	137,000	137,000
	9,393,147	8,993,932
Shareholders' Equity:		
Share capital	11,283,978	11,114,860
Retained earnings	360,983	24,522
	11,644,961	11,139,382
	$ 21,038,108	$ 20,133,314

INTERNATIONAL ROAD DYNAMICS INC.

Interim Statement of Earnings

"Unaudited"

	Three months ended February 28 2002	2001
Sales	$ 6,299,107	$ 5,434,287
Cost of sales	3,941,884	3,551,618
	2,357,223	1,882,669
Administrative and marketing expenses	1,425,285	1,113,574
Operating earnings	931,938	769,095
Research and development	170,771	234,845
Earnings before undernoted items	761,167	534,250
Other expenses (income)		
Amortization	145,896	127,740
Interest on short-term debt	33,831	40,170
Interest on long-term debt	13,066	25,242
Interest and other income	(34,447)	(52,645)
	158,346	140,507
Net earnings before provision for future income taxes	602,821	393,743
Provision for future income taxes	265,000	170,000
Net earnings	337,821	223,743
Retained earnings (Deficit), beginning of period	24,522	(1,944,948)
Redemption price of shares in excess of book value	(1,360)	(21,533)
Retained earnings (Deficit), end of period	$ 360,983	$ (1,742,738)
Earnings per share - basic and diluted	$ 0.03	$ 0.02

INTERNATIONAL ROAD DYNAMICS INC.

Interim Statement of Cash Flows

"Unaudited"

	Three months ended February 28 2002	2001
Cash provided by (used in):		
Operations:		
Net earnings	$ 337,821	$ 223,743
Item not involving cash:		
Amortization	145,896	127,740
Deferred project costs amortized	46,912	43,425
Issue of common shares for expenses	14,542	36,875
Change in non-cash working capital:		
Accounts receivable	20,445	2,567,904
Investment tax credits recoverable	(115,000)	(50,000)
Provision for future income taxes	265,000	170,000
Inventory	(224,155)	(91,980)
Prepaid expenses and deposits	36,911	(116,867)
Accounts payable and accrued liabilities	(493,739)	(782,374)
Deferred revenue	(41,536)	(80,670)
	(6,903)	2,047,796
Financing:		
Net short-term loans	722,289	(1,253,260)
Repayment of long-term debt	(52,799)	(56,152)
Issue share capital	159,689	34,999
	829,179	(1,274,413)
Investing:		
Additions to capital assets	(250,710)	(103,110)
Additions to intangible assets	-	(8,004)
Repurchase share capital	(6,473)	(285,995)
	(257,183)	(397,109)
Increase (decrease) in cash	565,093	376,274
Cash, beginning of period	395,657	138,038
Cash, end of period	$ 960,750	$ 514,312
Supplemental cash flow disclosure:		
Interest paid	$ 47,151	$ 67,465

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Interim Financial Statements
"Unaudited"

1. **Significant accounting policies**

   These interim financial statements are based on the same accounting policies as, and should be read in conjunction with the most recent audited annual financial statements as of November 30, 2001.

2. **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2001	12,861,646	11,114,860
Shares issued in exchange for expenses	13,132	14,542
Shares issued for employee stock options exercised	229,467	159,673
Shares repurchased and returned to treasury	(5,900)	(5,097)
	13,098,345	11,283,978

There are currently 1,929,600 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.60 to $2.75 per share.

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS:

NAME OF ISSUER INTERNATIONAL ROAD DYNAMICS INC.

ISSUER ADDRESS 702 - 43rd Street East
Saskatoon, Saskatchewan
S7K 3T9

ISSUER TELEPHONE NUMBER (306) 653 – 6600 FAX NUMBER (306) 242-5599

CONTACT NAME Lorne D. Green CONTACT POSITION Vice President, Finance

CONTACT: TELEPHONE NO (306) 653 – 6600 EMAIL ADDRESS lorne.green@irdinc.com

WEB SITE ADDRESS www.irdinc.com

FOR QUARTER ENDED February 28, 2002

DATE OF REPORT 02/02/28
YY/MM/DD

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Terry Bergan	Terry Bergan	02/04/04
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

Sharon Parker	Sharon Parker	02/04/04
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

BC FORM 51-901F
(previously Form 61)

SCHEDULE A: FINANCIAL STATEMENTS

INTERNATIONAL ROAD DYNAMICS INC.

Balance Sheet

February 28, 2002, with comparative figures for November 30, 2001

"Unaudited"

		February 28 2002		November 30 2001
Assets				
Current assets:				
Cash	$	960,750	$	395,657
Accounts receivable		12,355,823		12,376,268
Inventory		1,906,541		1,682,386
Investment tax credits recoverable		2,229,000		2,114,000
Prepaid expenses and deposits		226,971		263,882
		17,679,085		16,832,193
Deferred project costs		411,854		458,766
Capital assets		2,547,437		2,424,623
Intangible assets		399,732		417,732
	$	21,038,108	$	20,133,314
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-term loans	$	3,026,891	$	2,304,602
Accounts payable and accrued liabilities		2,114,576		2,608,315
Deferred revenue		497,000		497,000
Future income taxes		2,394,500		2,129,500
Current portion of long-term debt		210,000		200,000
		8,242,967		7,739,417
Long-term debt - net		476,830		539,629

Deferred revenue	536,350	577,886
Future income taxes	137,000	137,000
	9,393,147	8,993,932
Shareholders' Equity:		
Share capital	11,283,978	11,114,860
Retained earnings	360,983	24,522
	11,644,961	11,139,382
	$ 21,038,108	$ 20,133,314

INTERNATIONAL ROAD DYNAMICS INC.

Interim Statement of Earnings

"Unaudited"

	Three months ended February 28 2002	2001
Sales	$ 6,299,107	$ 5,434,287
Cost of sales	3,941,884	3,551,618
	2,357,223	1,882,669
Administrative and marketing expenses	1,425,285	1,113,574
Operating earnings	931,938	769,095
Research and development	170,771	234,845
Earnings before undernoted items	761,167	534,250
Other expenses (income)		
Amortization	145,896	127,740
Interest on short-term debt	33,831	40,170
Interest on long-term debt	13,066	25,242
Interest and other income	(34,447)	(52,645)
	158,346	140,507
Net earnings before provision for future income taxes	602,821	393,743

Provision for future income taxes		265,000		170,000
Net earnings		337,821		223,743
Retained earnings (Deficit), beginning of period		24,522		(1,944,948)
Redemption price of shares in excess of book value		(1,360)		(21,533)
Retained earnings (Deficit), end of period	$	360,983	$	(1,742,738)
Earnings per share - basic and diluted	$	0.03	$	0.02

INTERNATIONAL ROAD DYNAMICS INC.

Interim Statement of Cash Flows

"Unaudited"

		Three months ended February 28		
		2002		2001
Cash provided by (used in):				
Operations:				
Net earnings	$	337,821	$	223,743
Item not involving cash:				
Amortization		145,896		127,740
Deferred project costs amortized		46,912		43,425
Issue of common shares for expenses		14,542		36,875
Change in non-cash working capital:				
Accounts receivable		20,445		2,567,904
Investment tax credits recoverable		(115,000)		(50,000)
Provision for future income taxes		265,000		170,000
Inventory		(224,155)		(91,980)
Prepaid expenses and deposits		36,911		(116,867)
Accounts payable and accrued liabilities		(493,739)		(782,374)
Deferred revenue		(41,536)		(80,670)
		(6,903)		2,047,796
Financing:				
Net short-term loans		722,289		(1,253,260)
Repayment of long-term debt		(52,799)		(56,152)
Issue share capital		159,689		34,999
		829,179		(1,274,413)
Investing:				

Additions to capital assets	(250,710)	(103,110)
Additions to intangible assets	-	(8,004)
Repurchase share capital	(6,473)	(285,995)
	(257,183)	(397,109)
Increase (decrease) in cash	565,093	376,274
Cash, beginning of period	395,657	138,038
Cash, end of period	$ 960,750	$ 514,312
Supplemental cash flow disclosure:		
Interest paid	$ 47,151	$ 67,465

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Interim Financial Statements

"Unaudited"

1. **Significant accounting policies**

   These interim financial statements are based on the same accounting policies as, and should be read in conjunction with the most recent audited annual financial statements as of November 30, 2001.

2. **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2001	12,861,646	11,114,860
Shares issued in exchange for expenses	13,132	14,542
Shares issued for employee stock options exercised	229,467	159,673
Shares repurchased and returned to treasury	(5,900)	(5,097)
	13,098,345	11,283,978

There are currently 1,929,600 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.60 to $2.75 per share.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of operating costs:

Cost Of Goods Sold:	
Materials	2,022,652
Labour	1,068,416
Subcontract	287,800

Travel	405,638
Freight And Customs	108,429
Royalties	957
Bonding Prems & Other Expenses	1,080
Amortized Project Costs	46,912
Total Cost Of Goods Sold	3,941,884

Administration and Marketing Expenses:	
Salaries	585,924
Travel	127,736
Advertising and promotion	104,140
Agents commission	6,420
Telephone and utilities	132,907
Rent and maintenance	57,949
General office	84,967
Professional fees	95,790
Insurance	119,334
Investor relations	18,127
Warranty	75,578
Training and quality assurance	16,413
Total Administration and Marketing Expenses	1,425,285

2. All transactions during the period were at arm's length.

3. (a) Summary of securities issued during the period:

Common shares issued:

To directors for fees:

Date	Shares	Price	Proceeds
January 9, 2002	13,132	$1.11	$ 14,542

For cash consideration on exercise of employee stock options:

Date	Shares	Price	Proceeds
January 7, 2002	29,334	$0.60	$ 17,600
January 9, 2002	10,300	$0.60	$ 6,180
January 10, 2002	35,000	$0.60	$ 21,000
January 16, 2002	8,000	$0.60	$ 4,800
January 18, 2002	19,000	$0.60	$ 11,400
January 22, 2002	43,000	$0.60	$ 25,800
January 24, 2002	14,333	$0.60	$ 8,600
January 24, 2002	2,000	$1.18	$ 2,360

January 31, 2002	10,000	$0.60	$ 6,000
January 31, 2002	2,000	$0.91	$ 1,820
February 5, 2002	1,500	$0.91	$ 1,365
February 5, 2002	500	$1.18	$ 590
February 8 ,2002	3,000	$0.60	$ 1,800
February 13, 2002	6,500	$0.60	$ 3,900
February 14, 2002	11,000	$0.60	$ 6,600
February 25, 2002	4,000	$0.60	$ 2,400
February 26, 2002	15,000	$1.00	$ 15,000
February 26, 2002	15,000	$1.10	$ 16,500

(b) Summary of options granted during the period:

Date	Name	Number	Price	Expiry Date
January 10, 2002	Basil Ciepliski	25,000	1.36	November 30, 2004
January 10, 2002	Employees	42,000	1.36	November 30, 2004
February 13, 2002	Brian Taylor	15,000	1.56	November 30, 2004
February 13, 2002	Sharon Parker	15,000	1.56	November 30, 2004
February 13, 2002	Randy Hanson	40,000	1.56	November 30, 2004
February 13, 2002	Terry Bergan	50,000	1.56	November 30, 2004
February 13, 2002	Lorne Green	15,000	1.56	November 30, 2004
February 13, 2002	Employees	187,000	1.56	November 30, 2004

4. (a) the following share capital was authorized:

Unlimited number of common voting shares.

(b) the following share capital was issued and outstanding:

13,098,345 common shares.

(c) the following employee incentive options were outstanding:

Number of Class A common shares Optioned	Exercise Price Per Class A Common Share	Expiry Date
543,600	$ .60	November 30, 2002
20,000	$ .60	November 30, 2003
8,000	$ .75	November 30, 2003
40,000	$ .76	March 20, 2003
130,500	$ .91	November 30, 2003
15,000	$1.00	November 30, 2003
10,000	$1.10	November 30, 2002

90,000	$1.10	November 30, 2003
17,000	$1.10	May 31, 2004
161,500	$1.18	February 28, 2004
100,000	$1.25	November 30, 2002
67,000	$1.36	November 30, 2004
205,000	$1.50	November 30, 2002
322,000	$1.56	November 30, 2004
15,000	$2.15	November 30, 2002
85,000	$2.33	November 30, 2002
100,000	$2.75	November 30, 2002

(d) as at February 28, 2002 there were no common shares held in Escrow.

5. the following individuals are directors of the Company:

Dr. A.T. Bergan	Terry Bergan
Sharon Parker	Janice MacKinnon
Jim Aronitz	Harvey Alton
Ray Harris	Mike Walton

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Sales for the first quarter were $6.3 million compared to $5.4 million in last year's first quarter. A significant increase in revenue from maintenance contracts and delivery of equipment on two large weigh-in-motion systems in the first quarter was the primary reason for the increase in revenue. Gross margin on revenues increased to 37.4% compared to 34.6% in the first quarter of last year as a larger portion of revenues was generated from maintenance fees, engineering work, and IRD product sales and a lesser portion of revenues was generated from subcontract construction work and OEM equipment sales.

Revenues for the first quarter were generated from the following geographic segments:

	2002	2001
Canada	$ 147,845	$ 252,348
United States	5,203,962	4,689,190
Offshore	947,300	492,749
	$ 6,299,107	$ 5,434,287

Administrative and marketing expenses for the first quarter were $1,425,285 compared to $1,113,574 in the first quarter of last year. Increases in salary costs as a result of staff added during last year and higher marketing travel and advertising costs is the major reason for the increase. Controlling these costs is a priority for the Company and as a result first quarter administrative and marketing expenses were 4% below costs of the fourth quarter of last year.

Research and development expenses in the first quarter were essentially unchanged from the first quarter of last year. However an increase in the provision for recoverable research and development investment tax credits reduced the net expenditure to $170,771 in the first quarter from $234,845 in the first quarter of 2001.

Earnings before interest, taxes, depreciation and amortization (EBITDA) was $761,167 in the quarter compared to $534,250 in the same period last year. Amortization expense was slightly higher in the first quarter of this year as a result of expenditures on equipment over the past year, and interest expense was down slightly as a result of lower interest rates and long-term debt retired over the past year. Net income before tax was $602,821 compared to $393,743 last year.

The provision for future income taxes in the first quarter was $365,000 compared to $170,000 in the first quarter of 2001. Future income taxes have been estimated using a rate of 44%.

Our balance sheet and cash position remained strong at the end of the quarter. Working capital rose to $9.4 million from $9.1 million at the end of the last quarter. Cash generated from operations for the quarter was nominal as cash earnings was reinvested in an increase in inventory and reduction of accounts payable. The inventory increase related to some OEM equipment that had to be purchased in January and which will not likely be delivered until the third or fourth quarters of this year. The reduction in accounts payable resulted from payment of holdbacks to construction subcontractors. The cash position of the Company was abnormally high at the end of the quarter as a result of the collection of US$600,000 in accounts receivable on the last day of the quarter. These funds were converted to Canadian Dollars and applied on the Company's bank line of credit in the second quarter. During the comparative period of last year a large account receivable was collected in full and resulted in a $2.6 million reduction in accounts receivable and a net $2 million generation of cash from operations.

Shareholders' Equity increased to $11.6 million from $11.1 million at the end of the last quarter. During the quarter the Company issued a total of 242,599 shares for proceeds of $174,231 and the Company re-purchased for cancellation 5,900 shares in the quarter at a cost of $6,473 under its approved issuer bid. The Company may purchase up to 600,000 shares under this issuer bid before November 30, 2002.

During the quarter, a total of $182,680 was invested in construction of an addition to the Company's Saskatoon facility. This expansion is expected to be completed in the second quarter at an additional cost of about $1 million. Mortgage financing has been arranged in the amount of the additional costs and is expected to be drawn before the end of the second quarter.